Exhibit 99.1

ZKH Group Limited Announces First Quarter 2024 Unaudited Financial Results

SHANGHAI, China, May 21, 2024 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operational and Financial Highlights

	First Quarter
	2023	2024	Change

	(in thousand RMB, except for number of customers, percentage and basis points (“bps”))
GMV[1]	2,372,911	2,348,640	-1.0%
GMV by Platform
ZKH Platform	2,208,760	2,137,614	-3.2%
GBB Platform	164,151	211,026	28.6%
GMV by Business Model
Product Sales (1P)	1,839,184	1,775,732	-3.5%
Marketplace (3P)	533,727	572,908	7.3%
Number of Customers	35,760	46,135	29.0%
ZKH Platform	26,973	31,706	17.5%
GBB Platform	8,787	14,429	64.2%
Net Revenues[2]	1,938,760	1,860,409	-4.0%
Gross Profit	330,798	334,076	1.0%
% of Net Revenues	17.1%	18.0%	89.5	bps
Operating Loss	(147,418)	(129,614)	-12.1%
% of Net Revenues	-7.6%	-7.0%	63.7	bps
Non-GAAP EBITDA[3]	(71,225)	(70,048)	-1.7%
% of Net Revenues	-3.7%	-3.8%	-9.1	bps
Net Loss	(97,863)	(90,901)	-7.1%
% of Net Revenues	-5.0%	-4.9%	16.2	bps
Non-GAAP Adjusted Net Loss[4]	(86,873)	(43,459)	-50.0%
% of Net Revenues	-4.5%	-2.3%	214.5	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “We delivered a solid performance in the first quarter, with profitability improving year over year. Our focus during the quarter was to continue investing in optimizing our operations for long-term growth. Our first smart and automated warehousing facilities for the fasteners’ product line has been put into operation in March 2024. Next, we will invest in and upgrade warehousing facilities for our other product lines and categories to elevate our warehousing and fulfillment efficiencies. In addition, our efforts to streamline organizational structure and enhance operating efficiencies have yielded positive results, putting us on track for sustained profitability improvement. Looking ahead, we will remain focused on delivering a superior customer experience and positioning our company for sustainable and profitable growth, as we believe customer demand for efficient, transparent, and cost-effective procurement will continually drive demand in the online MRO market.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 Net revenues under the marketplace model are recognized on a net basis. Therefore, a higher proportion of GMV generated by the marketplace model tends to increase the difference in growth rate between GMV and net revenues. The proportion of GMV generated by the marketplace model was 22.5% and 24.4% for the first quarter of 2023 and 2024, respectively.

3 Non-GAAP EBITDA is defined as loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

4 Non-GAAP adjusted net loss is defined as net loss excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “Our GMV for the first quarter decreased slightly by 1.0% year over year, mainly due to our focus on high-quality revenues and lower seasonal demand as a result of the late timing of the Chinese New Year, which fell in mid-February this year. Nevertheless, we continued to see robust purchasing activities on our platforms, with the number of customers rising by 29.0% year over year to over 46,000. Our gross margin increased by 89.5 basis points year over year, with an uptick in both the product sales model (1P) margin and the marketplace model (3P) take-rate of the ZKH platform. Our proactive operational efficiency optimization measures also continued to deliver positive results. Our adjusted net loss narrowed by RMB43.4 million, representing a corresponding margin improvement of 214.5 basis points year over year, our eighth consecutive quarter of year-over-year improvement. Going forward, we will continue to propel high-quality growth through sales scale expansion, solid margins, and high efficiency.”

First Quarter 2024 Financial Results

Net Revenues. Net revenues were RMB1,860.4 million (US$257.7 million), representing a decrease of 4.0% from RMB1,938.8 million in the same period of 2023, mainly due to our focus on high-quality revenues and lower seasonal demand as a result of the late timing of the Chinese New Year, which fell in mid-February in 2024.

	First Quarter
	2023	2024	Change

	(in thousand RMB, except for percentage)
Net Revenues	1,938,760	1,860,409	-4.0%
Net Product Revenues	1,866,659	1,775,019	-4.9%
From ZKH Platform	1,704,770	1,563,502	-8.3%
From GBB Platform	161,889	211,517	30.7%
Net Service Revenues	59,068	66,654	12.8%
Other Revenues	13,033	18,736	43.8%

•	Net Product Revenues. Net product revenues were RMB1,775.0 million (US$245.8 million), representing a decrease of 4.9% from RMB1,866.7 million in the same period of 2023. The decrease was mainly due to lower net product revenues generated from the ZKH platform, partially offset by higher net product revenues from the GBB platform.

•	Net Service Revenues. Net service revenues were RMB66.7 million (US$9.2 million), an increase of 12.8% from RMB59.1 million in the same period of 2023, primarily attributable to the growth of the marketplace model on the ZKH platform.

•	Other Revenues. Other revenues were RMB18.7 million (US$2.6 million), an increase of 43.8% from RMB13.0 million in the same period of 2023, mainly attributable to higher revenues generated from the Company’s testing and repairment services, and warehousing and logistic services.

Cost of Revenues. Cost of revenues was RMB1,526.3 million (US$211.4 million), representing a decrease of 5.1% from RMB1,608.0 million in the same period of 2023, largely in line with the decrease of the Company’s product revenues.

Gross Profit and Gross Margin. Gross profit was RMB334.1 million (US$46.3 million), an increase of 1.0% from RMB330.8 million in the same period of 2023. Gross margin was 18.0%, compared with 17.1% in the same period of 2023. The increase in gross margin was driven by higher gross margin of product sales model (1P) and higher take-rate of marketplace model (3P) on the ZKH platform, as well as the growth of the marketplace model (3P) on the ZKH platform, partially offset by lower gross margin of product sales (1P) on the GBB platform.

	First Quarter
	2023	2024	Change

	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	330,798	334,076	1.0%
% of Net Revenues	17.1%	18.0%	89.5	bps
Under Product Sales (1P)
ZKH Platform	250,568	250,326	-0.1%
% of Net Product Revenues from ZKH Platform	14.7%	16.0%	131.3	bps
GBB Platform	13,880	11,630	-16.2%
% of Net Product Revenues from GBB Platform	8.6%	5.5%	-307.5	bps
Under Marketplace (3P)	59,068	66,654	12.8%
% of Net Service Revenues	100%	100.0%	-
Others	7,282	5,466	-24.9%
% of Other Revenues	55.9%	29.2%	-2,670.0	bps

Operating Expenses. Operating expenses were RMB463.7 million (US$64.2 million), a decrease of 3.0% from RMB478.2 million in the same period of 2023. Operating expenses as a percentage of net revenues were 24.9%, compared with 24.7% in the same period of 2023, mainly due to the increase in share-based compensation expenses.

•	Fulfillment Expenses. Fulfillment expenses were RMB97.3 million (US$13.5 million), a decrease of 12.2% from RMB110.9 million in the same period of 2023. The decrease was primarily attributable to lower distribution expenses and employee benefit costs. Fulfillment expenses as a percentage of net revenues were 5.2%, compared with 5.7% in the same period of 2023.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB164.1 million (US$22.7 million), a decrease of 8.8% from RMB179.9 million in the same period of 2023. The decrease was primarily attributable to the decrease in employee benefit costs and travel expenses. Sales and marketing expenses as a percentage of net revenues were 8.8%, compared with 9.3% in the same period of 2023.

•	Research and Development Expenses. Research and development expenses were RMB39.8 million (US$5.5 million), a decrease of 16.6% from RMB47.7 million in the same period of 2023. The decrease was primarily attributable to lower employee benefit costs. Research and development expenses as a percentage of net revenues were 2.1%, compared with 2.5% in the same period of 2023.

•	General and Administrative Expenses. General and administrative expenses were RMB162.4 million (US$22.5 million), an increase of 16.3% from RMB139.7 million in the same period of 2023. The increase was primarily attributable to the increase in share-based compensation expenses, partially offset by the decrease in employee benefit costs. General and administrative expenses as a percentage of net revenues were 8.7%, compared with 7.2% in the same period of 2023.

Loss from Operations. Loss from operations was RMB129.6 million (US$18.0 million), compared with RMB147.4 million in the same period of 2023. Operating loss margin was 7.0%, compared with 7.6% in the same period of 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB70.0 million (US$9.7 million), compared with negative RMB71.2 million in the same period of 2023. Non-GAAP EBITDA margin was negative 3.8%, compared with negative 3.7% in the same period of 2023.

Net Loss. Net loss was RMB90.9 million (US$12.6 million), compared with RMB97.9 million in the same period of 2023. Net loss margin was 4.9%, compared with 5.0% in the same period of 2023.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB43.5 million (US$6.0 million), compared with RMB86.9 million in the same period of 2023. Non-GAAP adjusted net loss margin was 2.3%, compared with 4.5% in the same period of 2023.

Basic and Diluted Net Loss per ADS5 and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS6. Basic and diluted net loss per ADS were RMB0.56 (US$0.08), compared with RMB4.08 in the same period of 2023. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.27 (US$0.04), compared with RMB2.3 in the same period of 2023.

Balance Sheet and Cash Flow

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.03 billion (US$281.3 million), compared with RMB2.12 billion as of December 31, 2023.

Net cash used in operating activities was RMB224.3 million (US$31.1 million) in the first quarter of 2024, compared with net cash used in operating activities of RMB263.4 million in the same period of 2023.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

5 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

6 Non-GAAP adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP net loss attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 21, 2024, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2024.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	5519595

The replay will be accessible through May 28, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	7188999

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, dedicated to propelling the MRO industry’s digital transformation to drive cost reduction and efficiency improvement industry-wide. Leveraging its outstanding product selection and recommendation capabilities, ZKH provides digitalized, one-stop MRO procurement solutions that enable its customers to transparently and efficiently access a wide selection of quality products at competitive prices. The Company also facilitates timely and reliable product delivery with professional fulfillment services. By catering specifically to the needs of MRO suppliers and customers through its unmatched digital infrastructure, the Company empowers all participants in the value chain to achieve more.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net profit/(loss), non-GAAP adjusted net profit/(loss) per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net profit/(loss) for a specific period as net profit/(loss) in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net profit/(loss) per ADS is calculated by dividing adjusted net profit/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net profit/(loss) and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,090,621	1,095,500	151,725
Restricted cash	159,751	146,178	20,245
Short-term investments	874,210	789,682	109,370
Accounts receivable (net of allowance for credit losses of RMB107,032 and RMB110,978 as of December 31, 2023 and March 31, 2024, respectively)	3,639,794	3,191,637	442,037
Notes receivable	352,997	441,014	61,080
Inventories	668,984	681,557	94,395
Prepayments and other current assets	168,117	169,831	23,521
Total current assets	6,954,474	6,515,399	902,373

Non-current assets:
Property and equipment, net	145,288	158,184	21,908
Land use right	11,033	10,976	1,520
Operating lease right-of-use assets, net	224,930	200,637	27,788
Intangible assets, net	20,096	18,238	2,526
Goodwill	30,807	30,807	4,267
Total non-current assets	432,154	418,842	58,009
Total assets	7,386,628	6,934,241	960,382

Liabilities
Current liabilities:
Short-term borrowings	585,000	701,000	97,087
Accounts and notes payable	2,883,370	2,353,758	325,992
Operating lease liabilities	91,230	83,005	11,496
Advance from customers	19,907	29,661	4,108
Accrued expenses and other current liabilities	448,225	418,816	58,005
Total current liabilities	4,027,732	3,586,240	496,688

Non-current liabilities:
Non-current operating lease liabilities	146,970	129,680	17,960
Other non-current liabilities	507	473	67
Total non-current liabilities	147,477	130,153	18,027
Total liabilities	4,175,209	3,716,393	514,715

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 496,253,373,300 and 496,253,373,300 shares authorized; 5,621,490,964 and 5,637,415,964 shares issued and outstanding as of December 31, 2023 and March 31, 2024, respectively)	4	4	1
Additional paid-in capital	8,139,349	8,233,329	1,140,303
Statutory reserves	6,013	6,013	833
Accumulated other comprehensive loss	(25,154)	(21,804)	(3,020)
Accumulated deficit	(4,908,793)	(4,999,694)	(692,450)
Total ZKH Group Limited shareholders’ equity	3,211,419	3,217,848	445,667
Non-controlling interests	-	-	-
Total shareholders’ equity	3,211,419	3,217,848	445,667
Total liabilities and shareholders’ deficit	7,386,628	6,934,241	960,382

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenues
Net product revenues	1,866,659	1,775,019	245,837
Net service revenues	59,068	66,654	9,231
Other revenues	13,033	18,736	2,595
Total net revenues	1,938,760	1,860,409	257,663
Cost of revenues	(1,607,962)	(1,526,333)	(211,395)
Operating expenses
Fulfillment	(110,908)	(97,348)	(13,483)
Sales and marketing	(179,876)	(164,113)	(22,729)
Research and development	(47,741)	(39,836)	(5,517)
General and administrative	(139,691)	(162,393)	(22,491)
Loss from operations	(147,418)	(129,614)	(17,952)
Interest and investment income	11,811	18,054	2,500
Interest expense	(3,093)	(5,695)	(789)
Others, net	40,969	26,442	3,662
Loss before income tax	(97,731)	(90,813)	(12,579)
Income tax expenses	(132)	(88)	(12)
Net loss	(97,863)	(90,901)	(12,591)
Less: net income attributable to non-controlling interests	271	-	-
Less: net loss attributable to redeemable non-controlling interests	(186)	-	-
Net loss attributable to ZKH Group Limited	(97,948)	(90,901)	(12,591)
Accretion on preferred shares to redemption value	(56,378)	-	-
Net loss attributable to ZKH Group Limited's ordinary shareholders	(154,326)	(90,901)	(12,591)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net loss	(97,863)	(90,901)	(12,591)
Other comprehensive loss:
Foreign currency translation adjustments	21,150	(3,350)	(464)
Total comprehensive loss	(76,713)	(94,251)	(13,055)
Less: comprehensive income attributable to non-controlling interests	271	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	(186)	-	-
Comprehensive loss attributable to ZKH Group Limited	(76,798)	(94,251)	(13,055)
Accretion on Preferred Shares to redemption value	(56,378)	-	-
Total comprehensive loss attributable to ZKH Group Limited's ordinary shareholders	(133,176)	(94,251)	(13,055)

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.12)	(0.02)	(0.00)
Weighted average number of shares
Basic and diluted	1,324,215,044	5,730,448,966	5,730,448,966

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(4.08)	(0.56)	(0.08)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,834,716	163,727,113	163,727,113

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net loss	(97,863)	(90,901)	(12,591)
Income tax expenses	132	88	12
Interest expenses	3,093	5,695	789
Depreciation and amortization expenses	23,413	15,070	2,087
Non-GAAP EBITDA	(71,225)	(70,048)	(9,703)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net loss	(97,863)	(90,901)	(12,591)
Add:
Share-based compensation expenses	10,990	47,442	6,571
Non-GAAP adjusted net loss	(86,873)	(43,459)	(6,020)

Non-GAAP adjusted net loss attributable to ordinary shareholders per share
Basic and diluted	(0.07)	(0.01)	(0.00)
Weighted average number of ordinary shares
Basic and diluted	1,324,215,044	5,730,448,966	5,730,448,966

Non-GAAP adjusted net loss attributable to ordinary shareholders per ADS
Basic and diluted	(2.30)	(0.27)	(0.04)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	37,834,716	163,727,113	163,727,113